Via U.S. Mail and EDGAR

Bob Carroll
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	SkyPeople Fruit Juice Form 10-K for the fiscal year ended December 31, 2009 File No. 1-14523

Dear Mr. Carroll,

We have received your comment letter, dated September 27, 2010 to our Company, SkyPeople Fruit Juice, Inc., relating to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 which was filed on March 31, 2010 (the “Comment Letter”).

Please be advised that our China offices and facilities will be closed from October 1, 2010 to October 8, 2010 for the national holiday in connection with the National Day of China. In addition, management of the company is expected to visit the States for previously scheduled meetings and business activities between October 13, 2010 and October 22, 2010.  In order to address your comments properly and sufficiently, we would like to request that the staff grant us an extension for us to respond to your Comment Letter. We plan to submit our reply to the Comment Letter by November 3, 2010.

We appreciate your understanding. If you have any concerns or questions, please contact Spring Liu, Chief Financial Officer, at (818) 390-1272.

Very truly yours,

/s/ Spring Liu
Spring Liu
Chief Financial Officer

SkyPeople Fruit Juice, Inc.
Add: 16F, China Development Bank Tower, No.2 Gaoxin 1st RD, Xi'an, China       Postcode: 710075
Tel: 0086-29-88377001     Fax: 0086-29-88377295
www.skypeoplefruitjuice.com